SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

 [ X ]

Pre-Effective Amendment No.

[    ]

Post-Effective Amendment No. 10

[ X]

and/or

REGISTRATION STATEMENT UNDER THE

INVESTMENT COMPANY ACT OF 1940

[ X ]

Amendment No. 11

[ X ]

(Check appropriate box or boxes.)

Bertolet Capital Trust

(Exact Name of Registrant as Specified in Charter)

745 Fifth Ave, Suite 2400

New York, NY 10151

(Address of Principal Executive Offices)

(212) 605-7100

Registrant’s Telephone Number, including Area Code

John E. Deysher

745 Fifth Ave., Suite 2400,

New York, NY 10151

(Name and Address of Agent for Service)

EXPLANATORY NOTE

This Post-Effective Amendment No. 10 to the Registration Statement on Form N-1A (File Nos. 333-102850 and 811-21291) of Bertolet Capital Trust. (the “Registration Statement”) is being filed pursuant to Rule 497 ( c ) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing an exhibit that was erroneously omitted from the original Registration Statement. The contents of the Registration Statement are hereby incorporated by reference.

PART C Other information

Item 23. Exhibits

a.

(1) Certificate of Trust of  Bertolet Capital Trust- previously filed on Jan. 30, 2003 as exhibit 99.H to initial registration statement.

(2)

Declaration of Trust of Bertolet Capital Trust- previously filed on Jan. 30, 2003 as exhibit 99.H to initial registration statement.

b.

Bylaws of Bertolet Capital Trust- previously filed on Jan. 30, 2003 as exhibit 99.H to initial registration statement.

c.

Instruments Defining Rights of Securities Holders. None.

d.

Advisory Agreement between Pinnacle Value Fund and Bertolet Capital LLC dated March 22, 2003  and amended Oct. 30, 2007 - previously filed on March 7, 2008 as exhibit 99 to Form N-CSR.

e.   Underwriting Contracts. None

f.

Bonus or Profit Sharing Contracts. None

g.

Custody Agreement between Bertolet Capital Trust  and U.S. Bank dated

 March 28, 2003- previously filed on March 31, 2003 as exhibit 99.G to Post-effective amendment No.1.

h.

Transfer Agent Agreement and Fund Accountant Agreement between Bertolet Capital

Trust and Mutual Shareholder Services dated April 1 2003- previously filed on March 31, 2003 as exhibit 99.H to Post-effective amendment No. 1.

i.

Legal Opinion- (1) Opinion of Thompson Hine LLP- previously filed on April 28, 2006 as exhibit. 99I (1) to Post-effective Amendment No. 4.

      Legal consent- filed herein.

j.

Consent of Independent Auditors- filed herein.

k.

Financial Statements. None

l.

Subscription Agreement- previously filed March 31, 2003 as exhibit 99.L to Post-effective amendment No.1.

m.

12b-1 Distribution Plan of Pinnacle Value Fund- previously filed Jan. 30, 2003 as exhibit 99.H to initial registration statement.

n.

Rule 18f-3 Plan. None

p.

Code of Ethics of Pinnacle Value Fund- previously filed on Jan. 30, 2003 as exhibit 99.P to initial registration statement.

Item 24. Persons Controlled by or Under Common Control within the Fund.  None

Item 25. Indemnification

Article X, Section 2 of the Declaration of Trust provides that Registrant shall indemnify any present or former trustee or officer (“Covered Person”) of  Registrant to the fullest extent permitted by law against liability and all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in settlement thereof. Indemnification will not be provided to a person judged by a court or other body to be liable to Registrant or its shareholders by reason of “willful malfeasance, bad faith, gross negligence or reckless disregard for the duties involved in the conduct of his office” (“Disabling Conduct”) or not to have acted in good faith in the reasonable belief that his action was in the best interest of Registrant. In event of a settlement, no indemnification will be provided unless there has been a determination that trustee or officer did not engage in Disabling Conduct by: (i) the court or other body approving the settlement; (ii) at least a majority of those trustees who are neither interested persons of the trust nor are parties to the matter based upon a review of readily available facts; or (iii) written opinion of independent legal counsel based upon a review of readily available facts.

Insofar as indemnification arising for liabilities arising under the Securities Act of 1933 (“Act”) may be permitted to trustees, officers and controlling persons of Registrant pursuant to the foregoing provisions,  Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than payment by Registrant of expenses incurred or paid by a trustee, officer or controlling person of Registrant in successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered,  Registrant will, unless in counsel’s opinion the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in Act and will be governed by the final adjudication of such issue.

Item 26. Business and Other Connections of Investment Adviser.  None

Item 27. Principal Underwriter. None

Item 28. Location of Accounts and Records.

All accounts, books and documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of  Registrant at 745 Fifth Ave.-2400 NY, NY 10151 and Transfer Agent at 8000 Town Centre Dr- 400, Broadview Hts, OH 44147 except that all records relating to custodial activities are maintained at the office of the Custodian at 425 Walnut Street, Cincinnati, Ohio  45201.

Item 29. Management Services.  None

Item 30. Undertakings. None

                                                       SIGNATURES

Pursuant to the requirements of the Securities Act and the Investment Company Act , the Registrant certifies that it meets all the requirements for effectiveness of this registration statement under rule 485 under the Securities Act and has duly caused this registration statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York and State of New York on April 27, 2012.

BERTOLET CAPITAL TRUST

By: /s/  John E. Deysher

            President

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the date indicated.

NAME                                       TITLE                                       DATE

/s/ Edward P. Breau                     Trustee                                     April  27, 2012

/s/ Richard M. Connelly               Trustee                                      April 27 , 2012

/s/ James W. Denney                   Trustee                                      April 27, 2012

/s/ John E. Deysher                       President, Secretary                  April 27, 2012

                                                    Trustee

Exhibit Index

1.

Consent of Auditors  Ex- 99.23j